                                  June 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.                                 DIRECT DIAL: 212.451.2220
Washington, D.C. 20549-0404                       EMAIL: RFRIEDMAN@OLSHANLAW.COM
Attention: Brian V. McAllister

                 Re:  EVERLAST WORLDWIDE, INC. COMMENT LETTER TO
                      FORM 10-K (SEC FILE NO. 0-25918)

Ladies and Gentlemen:

            We  acknowledge  receipt of the letter of comment dated June 1, 2005 from the  Securities  and Exchange  Commission  (the  "COMMISSION  LETTER") with regard to the annual report of Everlast Worldwide,  Inc., a Delaware corporation
(the  "COMPANY"),  on Form  -10K  (the  "Annual  Report")  and  filed  with  the securities  and  Exchange  Commission  on March 28, 2005.  We have  reviewed the letter with the Company and the  Company's  auditors and the  following  are the
Company's  responses  to the  Commission  Letter.  The  section  and page number references below refer to Annual Report.  The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

ITEM 7. MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS, PAGE 15

l.          SEC Release No. 33-8350 provides  interpretive  guidance designed to elicit  a more  meaningful  analysis  of  MD&A.  In  addition  to  your  current discussion, please include further analysis explaining the underlying reasons of known material trends, events,  demands,  commitments and uncertainties.  Please elaborate on the following matters:

            a)  Quantify  the  estimated  impact  that  eliminating  the women's apparel segment and replacing it with a license arrangement will have on your results of  operations  and  liquidity  and capital resources;

            Response:  The  disclosure  in Item 7 of the Annual  Report shall be amended to read as follows (Please note that the changes are in bold and italicized):

June 20, 2005

            "On  December  17,  2004,  the  Company  entered  into  its  largest licensing  agreement in its history,  whereby it licensed its United
            States women's  apparel  business to Jacques Moret,  Inc.  effective
            January 1, 2005.  The Company  believes that its decision to license its women's  apparel  business was in its best interests as a result of the  licensee's  ability to source  product  cheaper,  due to the
            licensee's  buying  power,   along  with  the  licensee's   expanded
            distribution  available  from its  presence  in certain  channels of distribution.  THE  DISCONTINUANCE  OF THE WOMEN'S APPAREL COMPONENT
            AND  ITS  REPLACEMENT  WITH  THE  LICENSE  ARRANGEMENT,  WOULD  HAVE
            IMPROVED THE COMPANY'S NET INCOME  AVAILABLE TO COMMON  STOCKHOLDERS
            BY  APPROXIMATELY   $750,000  IN  2004,  HAD  THE  TRANSACTION  BEEN
            COMPLETED  AT THE  BEGINNING  OF THE YEAR,  AFTER  GIVING  AFFECT TO
            INCOME TAXES,  AND DIVIDENDS  ASSOCIATED WITH ITS SERIES A PREFERRED
            STOCK.  THE COMPANY  BELIEVES  THAT ITS RESULTS OF  OPERATIONS  WILL
            BENEFIT IN 2005 AS WELL. IN ADDITION,  THE COMPANY'S WORKING CAPITAL
            REQUIREMENTS  WOULD HAVE BEEN  DECREASED IN 2004, AND IS EXPECTED TO
            DECREASE IN 2005 AND THEREAFTER AS A RESULT OF CARRYING LOWER LEVELS
            OF ACCOUNTS RECEIVABLE AND INVENTORY.  Accordingly,  the Company has
            reported its results of operations on a GAAP basis,  which  includes the  application  of SFAS No. 144  "Accounting  for the  Disposal of
            Long-Lived  Assets"  which  requires  it to report  its  results  of operations  of  its  women's  apparel  business  as  a  discontinued
            component for all current and prior periods presented."

            b)  In your discussion of licensing  revenues disclose the number of new and  pre-existing  licensees,  revenues  attributable to new
                license  arrangements,   changes  in  revenue  for  pre-existing
                licenses and average revenue per license  agreement in existence for the past two fiscal periods;

            Response:  The  disclosure  in Item 7 of the Annual  Report shall be amended to read as follows (Please note that the changes are in bold and italicized):

            "Net licensing revenues were $9.1 million for the year ended 2004 as compared to $6.7 million for the year ended  December 31, 2003.  THE
            INCREASE OF $2.4 MILLION,  OR 35.8%,  IN LICENSING  REVENUES IN 2004
            OVER 2003 WAS LARGELY A RESULT OF NEW  LICENSES  ENTERED  INTO ($1.5
            MILLION) AS WELL AS INCREASES IN REVENUES  GENERATED  FROM  EXISTING
            LICENSES, PRIMARILY OVERAGES EARNED ($.9 MILLION). IN 2004 WE HAD 64
            PRE-EXISTING LICENSES, TERMINATED 5 LICENSES AND ENTERED INTO 25 NEW
            LICENSE ARRANGEMENTS.  THE AVERAGE REVENUE FOR LICENSE AGREEMENTS IN
            EXISTENCE FOR THE PAST TWO FISCAL PERIODS IS APPROXIMATELY $120,000.
            THERE HAS BEEN NO CHANGE TO THE AGGREGATE  REVENUE  ATTRIBUTABLE  TO
            PRE-EXISTING LICENSES."

            c)  Explain why selling and shipping costs were a smaller percentage of revenue for 2004 in comparison to 2003 in light of increasing fuel costs and the elimination of the women's  apparel  business as well  as the  fixed  nature  of  your  transportation  costs.
                Further,   if  you  have  a  contractual   obligation  for  your
                transportation  costs,  please  include  it  in  your  table  of contractual obligations to the extent material;

June 20, 2005

            Response:  The  disclosure  in Item 7 of the Annual  Report shall be amended to read as follows (Please note that the changes are in bold and italicized):

            "Selling and shipping costs were approximately $8.8 million for each of the years ended 2004 (20% of net  revenues)  and 2003 (22% of net revenues).  WHILE THE COMPANY  INCURRED HIGHER FUEL COSTS (WE DO NOT
            HAVE ANY CONTRACTUAL  OBLIGATIONS FOR ITS TRANSPORTATION  COSTS), IT
            ELIMINATED  A HIGHER  DOLLAR VALUE OF FIXED  SELLING  COSTS FROM THE
            DISCONTINUANCE  OF ITS WOMEN'S COMPONENT  (PRINCIPALLY  SALARIES AND
            BENEFITS),  IN PROPORTION  TO THE RELATED NET REVENUE BASE,  CAUSING
            SELLING  AND  SHIPPING  COSTS  TO  DECLINE  AS A  PERCENTAGE  OF NET
            REVENUES."

            d)  Provide a meaningful  analysis that quantifies and explains your strategy to meet your operating cash flow needs and  contractual obligations  for the  upcoming  period  rather  than  recite the results of your cash flow statement;

            Response:  The following  paragraph shall be added to page 19 at the conclusion  of the Liquidity  and Capital  Resources  section of the
            Annual Report:

            "THE  COMPANY'S  CONTRACTUAL  OBLIGATIONS  CONSIST MAINLY OF THE ITS
            OBLIGATION   TO  REDEEM   CERTAIN   OF  THE   SERIES  A   REDEEMABLE
            PARTICIPATING  PREFERRED STOCK AND TO PAY ASSOCIATED  DIVIDENDS,  AS
            DISCUSSED PREVIOUSLY. AS DISCUSSED IN THE PRECEDING PARAGRAPHS,  THE
            COMPANY'S CONTRACTUAL NEEDS ARE SATISFIED. THE COMPANY ALSO DOES NOT
            PLAN TO SPEND SIGNIFICANT AMOUNTS FOR CAPITAL EXPENDITURES IN 2005."

            e)  Identify and describe  unused  internal and external  sources of liquidity and unused sources of liquid assets.

            Response:  The following  paragraph shall be added at the end of the
            2005 Liquidity Outlook section of the Annual Report:

            "THE COMPANY'S ONLY OTHER  EXTERNAL  SOURCE OF LIQUIDITY  WOULD BE A
            SECOND LIEN ON ITS FACILITY IN MOBERLY MISSOURI,  WHICH IT OWNS. THE
            FACILITY WAS RECENTLY  APPRAISED  FOR $4 MILLION AND HAS AN EXISTING
            MORTGAGE OF APPROXIMATELY $3 MILLION."

2.          In your table of contractual  obligations,  please include  interest and deferred  financing  payments on long-term debt and notes payable,  dividend payments on Series A participating  preferred stock and purchase  obligations to the extent firm as of the balance  sheet date.  Also,  to the extent  necessary, include a footnote disclosure of pertinent  information  necessary to understand assumptions used  calculating  tabular  amounts.  See Item 303  (a)(5)(ii)(A) of
Regulation S-K and Section IV of SEC Release 33-8350.

            Response:  The Company's  table of contractual  obligations  did not include deferred financing payments of $570,000 of which $380,000 is due within one year and $190,000 is due in 2006. In addition,  since

June 20, 2005

            the Company's Series A Preferred Stock contains a dividend, which is based on a percentage  of after tax profits,  the Company  cannot at this time provide what contractual commitment it will have.

            The table of  contractual  obligations  shall be  amended to read as follows (Please note that the classification  "debt instruments" has been changed to read as "long term debt obligations):

            "Obligations for all Preferred Stock Redemptions,  debt instruments, capital and operating leases and other  contractual  obligations are as follows:

                                                                   Payments Due by Period (In 000's)
                                                           -----------------------------------------------
                                                                       Less than
                                                              Total      1 Year     1-3 Years    3-5 Years
                                                           -----------------------------------------------
Preferred Stock redemptions
  and notes payable                                          $29,000     $ 3,000     $21,000     $ 5,000
DEFERRED FINANCING ON NOTES PAYABLE                              570         380         190
LONG TERM DEBT OBLIGATIONS and capital
 lease obligations                                             2,893         249       2,644        --
Operating leases                                               1,616         422       1,194        --
                                                           ---------------------------------------------
Total contractual cash obligations                           $34,079     $ 4,051     $25,028     $ 5,000
                                                           =========     =======     =======     =======

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK, PAGE 21

3.          Please  advise or revise  your  disclosure  to provide  quantitative information  for interest rate,  foreign  currency and commodity price risks, if applicable,  in one of the  three  suggested  disclosure  alternatives  in  Item
305(a)(i)(A)(1),  (2) and (3) of Regulation S-K. In your response please show us what your revised disclosures will look like.

            Response:  The  disclosure  in Item 7A of the Annual Report shall be amended to read as follows (Please note that the changes are in bold and italicized):

            "Interest:  From time to time the Company invests its excess cash in interest-bearing  temporary investments of high-quality issuers. Due to the short time the  investments are outstanding and their general liquidity,  these  instruments are classified as cash equivalents in the Company's  consolidated  balance sheet and the Company  believes that these  investments  do not  represent a material  interest rate risk  to it.  The  Company's  long-term  debt  obligations  are  the mortgage  loan on its Moberly  facility  and its  equipment  finance
            obligations.   The  Company   believes  that  these  long-term  debt
            obligations  do not  represent a material  interest rate risk to the
            Company.  The Company's  notes  payable to its  Principal  Preferred
            Stockholder  has been set at a fixed rate of interest.  BASED ON THE
            COMPANY'S AVERAGE  OUTSTANDING DEBT INSTRUMENTS  SUBJECT TO VARIABLE
            INTEREST  RATES UNDER ITS $20 MILLION  LINE OF CREDIT,  FOR THE YEAR

June 20, 2005

            ENDED DECEMBER 31, 2004 OF $16.6 MILLION, A 50 BASIS POINT CHANGE IN
            THE BASE RATE WOULD  RESULT IN AN  APPROXIMATELY  $83,000  CHANGE IN
            INTEREST EXPENSE."

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 71

4.          Item 307 of Regulation  S-K requires that your  certifying  officers disclose  their  conclusions  regarding  the  effectiveness  of your  disclosure controls and procedures, not their adequacy. Please revise accordingly.

            Response:  The  disclosure  on page 21 of the Annual Report shall be amended to read as follows (Please note that the changes are in bold and italicized):

            "(a) Evaluation of Disclosure Controls and Procedures.

            Our  Chief  Executive  Officer  and  Chief  Financial  Officer  have reviewed our disclosure controls and procedures as of the end of the period  covered  by this  Report.  Based  upon  this  review,  these officers concluded that, as of the end of the period covered by this
            Report,  our  disclosure  controls and  procedures  are EFFECTIVE IN
            ENSURING that information required to be disclosed by the Company in the reports it files or submits  under the Exchange Act is recorded,
            processed,   summarized  and  reported,   within  the  time  periods
            specified in applicable rules and forms."

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K, PAGE 22

5.          Please include reconciliation for sales allowances and restructuring liabilities  or refer us to your existing  disclosure.  In your response  please show us what your revised financial statement schedule will look like. Reference is made to Rule 12-9 of Regulation S-X.

            Response:  Please see the revised Schedule II attached as Exhibit 1, which shall be included in the Annual  Report  amendment  in lieu of the prior Schedule II.

INDEPENDENT REGISTERED AUDITOR'S REPORT, PAGE 1-F

6.          Please  advise or revise the  auditor's  signature  to  reflect  the entire name of the PCAOB  registered  independent  accounting  firm,  Berenson &
Company  LLP.  Also,  revise the  heading of your  report to conform to Auditing
Standard No. 1, as adopted by the PCAOB.

            Response:  Please  refer to your current  records that  indicate the correct  name  is  Berenson  LLP,  effective  January  1,  2004.  In addition,  the  report  of  Berenson  LLP  should  state  Report  of
            Independent Registered Public Accounting Firm and will be revised.

June 20, 2005

CONSOLIDATED BALANCE SHEETS, PAGE 2-F

7.          Please provide the gross amounts of accounts  receivable assigned to factor and amounts  due to factor as of  December  31, 2004 and 2003 and discuss the legal, contractual or other right to set off that exists and how you satisfy all of the  criteria  in  paragraph  5 of FIN  No.  39.  Also,  tell  us in your response:

            a)  If you record the assigned accounts receivable as a sale or as a secured  borrowing in accordance  with paragraphs 9 - 15 of SFAS
                No. 140 and the basis for your accounting treatment;

            b)  Why you present the changes in assigned  receivable  and payable balances  on a net  basis  in your  statement  of cash  flows as opposed  to a gross  presentation  based  on the  gross  and net requirements in paragraphs 11-13a. of SFAS No. 95; and

            c)  The  name  of your  factor,  your  relationship  and  whether  a factoring  agreement  exists. If an agreement exists tell us why it is not filed or  incorporated  by  reference  in the  exhibit index.

Please note for future  filings that paragraph 17a. (2) of SFAS No. 140 requires you to disclose the carrying value and  classification  of the assets pledged as collateral that are not presented separately in the financial statements.

            Response:  The gross amounts of accounts  receivable and amounts due to factor are as follows:

                        Accounts
   Year Ended          Receivable     Due to Factor
---------------------------------------------------

December 31, 2004     $ 7,284,000     $18,600,000
December 31, 2003       7,611,000      14,509,000

The Company believes that it has the right of setoff,  as per paragraph 5 of FIN
No. 39, as it meets all of the criteria with its factor, Wells Fargo Century:

a.          WF Century and Everlast owe the other a determinable amount.
b.          The reporting  party has the right to set off the amount owed by the other.
c.          Everlast  intends to set off the obligation  against the outstanding borrowings.
d.          It's enforceable by law.

In summary,  there is a contractual  right of set-off to discharge  debt against all assigned accounts receivable.

June 20, 2005

            o   Everlast   records  the   assignment   of  its  trade   accounts
                receivables  as a sale to its  factor.  Effective  control  over these transferred assets is surrendered,  and as a result, these receivables  are no longer  carried as an asset in the statement of financial position.
            o   Everlast   presents  the  changes  in  receivables   and  factor
                borrowings on a net basis for two reasons:
                1)  So as not to confuse the readers of the financial statements when comparing back to the consolidated balance sheets; and
                2) The Company  believes the entire  factor  transaction  can be viewed as one financing  transaction and should be excluded from operating activities.
            o   The  factoring  agreement  was  entered  into in  1992,  with WF
                Century.  The agreement was previously filed as Exhibit 10.13 to the 1995  Registration  Statement.  The Company  will refile the agreement  as Exhibit 10.9 in its amended Form 10-K for the year ended December 31, 2004.

            In future  filings the Company will consider  paragraph  17a. (2) of
SFAS No. 140.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 3-F

8.          Please  advise or  revise  your  diluted  earnings  per  share  from
continuing   operations  and  diluted  earnings  per  share  from   discontinued
components to reconcile to your net diluted earnings per share.

            Response: The Company will revise its diluted earnings per share for the  discontinued  component in accordance with paragraphs 15 and 16 of SFAS No. 128 such that the computation  will exclude common stock equivalents  as a result  of its loss  from  continuing  operations.
            PLEASE SEE EXHIBIT 2 FOR THIS REVISION.

9.          Please tell us the amount of revenue you  recognized  in fiscal 2004 in connection with your five year license agreement with Jacques Moret, Inc.

            Response:  Everlast  did not  recognize  any  licensing  revenues in fiscal 2004 in connection with its five year license  agreement with
            Jacques Moret, Inc. The agreement is effective January 1, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 7-F

10.         SFAS No. 131 requires public business  enterprises to report certain financial  statement  information  about  operating  segments as well as certain information about their products and services, the geographic areas they operate and their major  customers.  In your response,  please advise us why you are not

June 20, 2005

required to provide such  information or provide a discussion  identifying  each existing  operating  segment  identified in accordance with paragraphs 10-15 and the reportable  segments that result from (i)  aggregating two or more operating segments  in  accordance  with  paragraph  17 and (ii)  exceed the  quantitative
thresholds  in  paragraph  18.  Also  include   disclosures  in  your  financial
statements and management's  discussion and analysis of financial  condition and results of operations  as required by  paragraphs  25-28 of SFAS No. 131 and SEC
Release  No.  33-8350.  In  your  response  please  show us  what  your  revised disclosure will look like.

       Response:  In accordance  with SFAS No. 131, the Company does not believe that it is  required  to  disaggregate  its  financial  information  into operating segments. Its conclusion is based on the following analysis:

            a.    All of the Company's  products,  including  licensed products, operate in a similar economic environment,  having many of the same key customers.

            b.    While by itself  it is not a reason  for not  segmenting,  the
                  Company  states that  virtually  all products sold fall within the definition of sporting goods.

            c.    There is little difference in management's  approach to making operating  decisions  and  assessing  the  performance  of the apparel, sporting goods, or licensing components.

            d.    The CEO makes decisions for the entire  Company.  For example, the Company does not have a manager for its apparel  division, nor for its sporting goods division.

            e.    The Company's CEO cannot make decisions  about resources to be allocated to the three components  because of the inability to
                  disaggregate   the  business.   For  example,   promotion  and
                  advertising expenditures,  the largest operating expense item, are  incurred to benefit  the Company as a whole,  not any one component.

            f.    As a result of the  inability  to allocate  certain  expenses,
                  such  as  promotion  and  advertising   previously  mentioned,
                  discrete  financial  information  necessary to report  segment information  cannot be  accurately  derived.  As  discussed in paragraph 69 of SFAS No. 131, segment  information  should not be  developed  if it is  unavailable  and  would be  costly to create.

            g.    There have been instances  where the sporting goods  component has sold  products  (footwear)  normally  sold by the  apparel component.

            h.    A good  example of how these  components  overlap  and are not evaluated  individually  by  management,  is the  sale  of the women's apparel  component.  The Company's change from selling women's apparel products to licensing them, was not an exit of

June 20, 2005

                  the women's apparel business,  but merely a different means to sell these products.

2. SIGNIFICANT ACCOUNTING POLICIES, PAGE 7-F
Q. REVENUE RECOGNITION, PAGE, L 1-F

11.         You  disclose  that you  participate  in  various  cooperative  advertising programs. Please tell us how you account for consideration you provide to direct or indirect  customers as discussed in EITF No. 01-9.  Specifically  tell us the following:

            a)  Provide a  description  of each of the  cooperative  advertising programs that you participate;
            b)  The amount of consideration provided to vendors by you in fiscal years 2004, 2003 and 2002;
            c)  The amount of  consideration  you characterize as a reduction of revenue or as an expense; and
            d)  if you characterize the consideration as an expense, please tell us in your response how you overcome the criteria in paragraph 9 of the Issue.

Alternatively,  if you believe EITF 01-9 is not  applicable,  please  provide us
with  the  applicable  accounting   pronouncements  and  discuss  how  you  your
accounting policies correspond with such pronouncements.

            Response:  The Company does  participate in cooperating  advertising programs with its direct retail customers.  The types of programs it enters  into with  these  retailers  is one in which  the  retailers receive an  allowance of up to a certain  percentage  of their total purchases if certain qualitative  advertising  criteria are met. The
            Company is able to overcome  the  criteria in paragraph 9a of EITF -
            01-9 since it is receiving an identifiable benefit separate from the purchase  of its  products  such that it could  have  purchased  the applicable  advertising  from someone  other than the  customer.  In addition,  the Company meets the criteria in paragraph 9b in that it can reasonably  estimate the fair value of the  advertising  benefit since it  receives  the  weekly  newspaper  and  magazine  circulars
            indicating  the   advertising  of  its  products.   The  cooperative
            advertising  example in EITF 01-9,  exhibit A, example 4, is similar to the Company's  cooperative  advertising  programs. In each of the years  ended  December  31,  2004  and  2003  the  Company  incurred approximately  $750,000 in cooperative  advertising expense which is included in selling and shipping costs on the Company's consolidated statement of operations.

June 20, 2005

3. ADOPTION OF SFAS NO. 150, PAGE 12-F

12.         Please tell us how you  determined  the carrying  value of preferred shares  approximates their fair value upon  reclassification.  Advise us of what
consideration   you  gave  to  the  market   interest   rates  on  the  date  of
reclassification  and the  effective  interest  rate on  preferred  shares as an appropriate  rate to impute  interest  and record the  liability  at its present value.  The  reclassification  of your preferred stock to a liability is akin to the  redemption  of shares by issuance of debt and  accordingly,  the  liability should be measured at its present  value on the date of  reclassification  and a cumulative  transition  adjustment is recognized in your statement of operations for the  difference  between the  carrying  amount of the  preferred  shares and present value of the liability,  if any. Please provide us with source and other pertinent information for interest rates used in your analysis.  See EITF Topics
D-98 and D-42. We may have further comments.

      Response:  The Company  issued its mandatory  redeemable  preferred  stock during 2000 under the guidance of ASR 268 and Rule  5-02.28 of  Regulation
      S-X (prior to the issuance of EITF Topic D-98). At the date of issuance of these shares,  the Company  estimated the fair value and computed it to be equal to its  redemption  value.  This  valuation  utilized an appropriate market rate of interest at that time,  and included  the  valuation of the future stream of dividend  payments.  As a result of these being no excess of consolidation  paid over carrying value upon  redemption,  there is not impact on earnings per share, as discussed in EITF topic D-42.

      Upon adoption of SFAS No. 150, the Company reclassified the carrying value of these preferred  shares to a liability value of these preferred  shares to a liability,  with no cumulative transition adjustment recognized.  The
      Company's  previous  balance  sheet  classification  was between  debt and equity.

4. DISPOSAL OF A COMPONENT, PAGE 13-F

13.         In future  filings  include the  disclosures  required by  paragraph
47.a. and d. of SFAS No. 144. In your response, please show us what your revised financial statement schedule will look like.

            Response:  The Company  believes that footnote 4 of its consolidated financial  statements  for the  year  ended  December  31,  2004 and
            footnote  3  of  its  unaudited  condensed   consolidated  financial
            statements  for the three  months  ended  March 31, 2005 comply with paragraph  47.a. of SFAS No. 144. With regards to paragraph  47.d of
            SFAS No. 144, please see the explanation to question 10 above.

June 20, 2005

5. RESTRUCTURING AND NON-RECURRING CHARGES, PAGE 13-F

14.         Please tell us how $2.1 million of restructuring  costs representing the  discontinuance of certain products and labor as well as overhead  resulting from  idle  capacity  meet  the  definition  of  costs  associated  with an exit activity,  as defined in paragraph 2 of SFAS No. 146.  Include in your  response why those costs are present  obligations  and discuss the events or transactions that arose which leave you with no  discretion  to avoid the future  transfer or use of assets to settle such liabilities.

            Response: The Company's disclosure in footnote 5, "Restructuring and non-recurring  charges"  provides  information for costs  associated with the exit  and  closure  of a  manufacturing  facility  that was vacated in December  2003.  Included in the  Company's  consolidated statements of  operations  was $1.1 million of  restructuring  costs that relate to:  lease exit costs,  writedowns  of fixed assets that have no future use and were not  transferred  to  another  facility, employee  termination  and  benefit  costs  that were  contractually agreed to and other  disposal  and lease exit costs,  in  accordance with SFAS No.  146. At December  31,  2003,  the Company has accrued approximately  $500,000  related to lease and  employee  termination costs that were paid in full by April  2004.  All of these lease and employee  termination  costs were accrued at December 31, 2003 since there would be no benefit to be derived from those costs in 2004. In conjunction with and in addition, the Company incurred non-recurring idle capacity and product  discontinuation costs in conjunction with
            the  plant   shutdown   aggregating   $1  million.   These   product
            discontinuance  costs are  separate  and apart  from any  factor the market may have had on these products and have been included in cost of sales on the Company's  consolidated  statements of operations in accordance  with EITF 96-9.  There was no future  cost or benefit to these costs which the Company  incurred within the fourth quarter of fiscal  2004  that  should  have been  transferred  for use to other assets to settle any such liabilities.

19. STOCKHOLDERS' EQUITY, PAGE 26-F

15.         Please disclose the pertinent  rights and privileges for each of the
common  share   classes   including   dividend  and   liquidation   preferences,
participation  rights,  call and prices dates,  conversion or exercise prices or rates and unusual voting rights or other significant  terms, as applicable.  See paragraph 4 of SFAS No. 129. In your  response  please show us what your revised disclosures will look like.

            Response:  The following  disclosure  shall be added on page 26-f of the Annual Report amendment:

            "THE  CLASS A VOTING  COMMON  STOCK  HAS THE  IDENTICAL  RIGHTS  AND
            PRIVILEGES AS THE COMPANY'S REGULAR COMMON WITH THE EXCEPTION IT HAS
            FIVE TO ONE VOTING  RIGHTS.  THE CLASS A COMMON AND  REGULAR  COMMON
            STOCK HAVE DIVIDEND AND LIQUIDATION  PREFERENCES  ONLY TO THE EXTENT

June 20, 2005

            THAT ITS SERIES A PREFERRED  STOCK RIGHTS AND  PRIVILEGES  HAVE BEEN
            MET (FOOTNOTE 12 OF 15-F)."

            Please direct any questions or comments  concerning this response to
Gary J. Dailey at (212) 239-0990 or to the undersigned at (212) 451-2220.

                                                Very truly yours,

                                                /s/ Robert H. Friedman
                                                ----------------------
                                                Robert H. Friedman

cc: George Horowitz
    Gary J. Dailey

June 20, 2005

                                    EXHIBIT 1

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS

                                  Balance at     Charged to                     Balance at
                                 Beginning of    Costs and                        End of
                                    Period       Expenses       Deductions        Period
                                 ---------------------------------------------------------

      ALLOWANCE FOR DOUBTFUL
                   ACCOUNTS:

Year ended December 31, 2004     $  412,000          --        $  402,000     $   10,000
Year ended December 31, 2003        276,000        136,000           --          412,000
Year ended December 31, 2002        257,000         52,496         33,496        276,000
Year ended December 31, 2001        117,000        191,434         51,434        257,000
Year ended December 31, 2000        117,000           --             --          117,000

     RESERVE FOR CHARGEBACKS

Year ended December 31, 2004     $  215,000     $2,829,000     $2,769,000     $  275,000
Year ended December 31, 2003        150,000      1,862,000      1,797,000        215,000
Year ended December 31, 2002        212,000      2,215,000      2,277,000        150,000

       RESTRUCTURING ACCRUAL

Year ended December 31, 2004     $  500,000          --        $  500,000     $    --
Year ended December 31, 2003          --           500,000          --           500,000

June 20, 2005

                                    EXHIBIT 2

                    EVERLAST WORLDWIDE INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------------------------------------
                                                                               Year ended December 31,
                                                                  -------------------------------------------------
                                                                      2004               2003            2002
                                                                  ------------      ------------      -------------

Net sales                                                         $ 35,940,000      $ 33,119,000      $ 36,670,000
Net license revenues                                                 9,059,000         6,669,000         5,501,000
                                                                  ------------      ------------      -------------
Net revenues                                                        44,999,000        39,788,000        42,171,000
                                                                  ------------      ------------      -------------

Cost of goods sold                                                  28,400,000        25,062,000        26,266,000
                                                                  ------------      ------------      -------------

Gross profit                                                        16,599,000        14,726,000        15,905,000

Operating expenses:
   Selling and shipping                                              8,849,000         8,815,000         8,143,000
   General and administrative                                        6,812,000         6,236,000         5,691,000
   Restructuring and non-recurring costs                                  --           1,095,000              --
   Amortization expense                                                913,000           913,000           913,000
                                                                  ------------      ------------      -------------
                                                                    16,574,000        17,059,000        14,747,000
                                                                  ------------      ------------      -------------

Income (loss) from continuing operations                                25,000        (2,333,000)        1,158,000
                                                                  ------------      ------------      -------------

Other expense (income):
   Interest expense and financing costs                              1,370,000           683,000           435,000
   Investment income                                                   (17,000)          (48,000)          (96,000)
                                                                  ------------      ------------      -------------
                                                                     1,353,000           635,000           339,000
                                                                  ------------      ------------      -------------

Income (loss) before provision (benefit) for income taxes
    from continuing operations                                      (1,328,000)       (2,968,000)          819,000
(Benefit) provision for income taxes                                   (88,000)         (825,000)          478,000
                                                                  ------------      ------------      -------------

Net income (loss) from continuing operations                        (1,240,000)       (2,143,000)          341,000

Income from discontinued component (net of loss
     on disposal of assets in 2004 of $155,000), net of tax            213,000         1,188,000         2,107,000
                                                                  ------------      ------------      -------------

Net income (loss)                                                   (1,027,000)         (955,000)        2,448,000
                                                                  ============      ============      =============

Redeemable preferred stock dividend                                       --                --           1,451,000
                                                                  ------------      ------------      -------------
Net income (loss) available to common stockholders                ($ 1,027,000)     ($   955,000)     $    997,000
                                                                  ============      ============      =============

June 20, 2005

Basic earnings (loss) per share from continuing operations        ($      0.40)     ($      0.69)     $       0.05
                                                                  ============      ============      =============
Diluted earnings (loss) per share from continuing operations      ($      0.40)     ($      0.69)     $       0.03
                                                                  ============      ============      =============
Basic income per share from discontinued component                 $      0.07       $      0.38      $       0.28
                                                                  ------------      ------------      -------------
DILUTED INCOME PER SHARE FROM DISCONTINUED COMPONENT               $      0.07       $      0.38      $       0.21
                                                                  ============      ============      =============
Net basic earnings (loss) per share                               ($      0.33)     ($      0.31)     $       0.32
                                                                  ============      ============      =============
Net diluted earnings (loss) per share                             ($      0.33)     ($      0.31)     $       0.24
                                                                  ============      ============      =============

         The accompanying notes are an integral part of the consolidated financial statements